                                                                    EXHIBIT 99.9

                                                           [English Translation]
                                                                 Fair Disclosure
                                                               February 17, 2004


                               HANARO TELECOM INC.

        ANNOUNCEMENT OF 4Q OF 2003 FINANCIAL RESULTS & 2004 BUSINESS PLAN

1.       SUMMARY

o Revenue decreased slightly by 1.0% to KRW 349.2 billion compared to 3Q of 2003. Operating costs increased by 5.6% to KRW 327.8 billion compared to 3Q of 2003. Operating profit decreased by 49.5% to KRW 21.3 billion compared to 3Q of 2003.

o        Net income turned to negative KRW 103.7 billion in 4Q of 2003

o        EBITDA decreased by 12.6% to KRW 132.2 billion compared to 3Q of 2003

2.       OPERATING INCOME

                                                                                   (Unit: KRW billion)
                              4Q03                3Q03             CHANGE (%)            4Q02
----------------------- ------------------ ------------------- ------------------- ------------------
       Revenue                349.2              352.6                -1.0               348.8
----------------------- ------------------ ------------------- ------------------- ------------------
   Operating Costs            327.8              310.4                 5.6                328.7
----------------------- ------------------ ------------------- ------------------- ------------------
   Operating Profit            21.3               42.2               -49.5%                20.2
----------------------- ------------------ ------------------- ------------------- ------------------
      Net Income             -103.7                5.7           Turned negative          -15.3
----------------------- ------------------ ------------------- ------------------- ------------------

3.       EBITDA

                                                                                  (Unit: KRW billion)
                              4Q03                3Q03             CHANGE (%)            4Q02
----------------------- ------------------ ------------------- ------------------- ------------------
        EBITDA                132.2              151.3               -12.6               119.5
----------------------- ------------------ ------------------- ------------------- ------------------
    EBITDA margin              37.9%              42.9%               -5.0%P              34.2%
----------------------- ------------------ ------------------- ------------------- ------------------

4.       OPERATING TARGET FOR 2004

                                                            (Unit: KRW billion, persons in thousands)
                    Revenue                                               1,500
------------------------------------------------ ----------------------------------------------------
               Operating Profit                                          98.8
------------------------------------------------ ----------------------------------------------------
                  Net Income                                              0.5
------------------------------------------------ ----------------------------------------------------
                EBITDA (Margin)                                       556.0 (37.1%)
------------------------------------------------ ----------------------------------------------------
                     CAPEX                                              356.5
------------------------------------------------ ----------------------------------------------------
           Subscriber (Net increase)                                 4,293 (566)
------------------------------------------------ ----------------------------------------------------

* Note: The figures in the above table are only estimates of our target for 2004 and actual results may differ materially from our targeted figures.